UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

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Commission File Number: 001-34947

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Bitauto Holdings Limited

New Century Hotel Office Tower, 10/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Appointment of Mr. Xiaoke Liu and Mr. Yongxin Zhao

Bitauto Holdings Limited (“Bitauto” or the “Company”) has appointed Mr. Xiaoke Liu, the current chief operating officer, as the president of the Company, effective January 1, 2020. Mr. Xiaoke Liu has served as Bitauto's chief operating officer since March 2018. Prior to this, he served as Bitauto's senior vice president since February 2017. Before joining Bitauto, Mr. Liu served as general manager of the auto business division of Sina.com since 2014, responsible for the division management and operation. From 2012 to 2014, Mr. Liu was the general manager of the auto business division of Phoenix.com. Prior to this, Mr. Liu worked at Sohu.com from 2004 to 2012 and was the associate editor-in-chief of the automobile channel from 2008 to 2012. Mr. Liu holds a bachelor's degree in Business Administration from the University of Luton in England.

Bitauto has appointed Mr. Yongxin Zhao as the chief operating officer of the Company, effective January 1, 2020. Mr. Yongxin Zhao has served as Bitauto's senior vice president since June 2018. Prior to this, Mr. Zhao served as Bitauto’s vice president from July 2016, responsible for business development and the overall management of Bitauto’s Dealer Subscription Business. Since joining Bitauto in 2006, Mr. Zhao has focused on the Dealer Subscription Business, with rich background of experience in online sales, operations and management in the automotive manufacturing and distribution industry. Prior to joining Bitauto, Mr. Zhao worked at the automotive section of Chinese media outlet China Times. Mr. Zhao graduated from Wuhan Electric Power College.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitauto Holdings Limited

By	:	/s/ Ming Xu
Name	:	Ming Xu
Title	:	Chief Financial Officer

Date: December 30, 2019

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